UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Marinus Pharmaceuticals, Inc.

(Name of Subject Company — Issuer)

Matador Subsidiary, Inc.

a wholly owned subsidiary of

Immedica Pharma AB

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56854Q200

(CUSIP Number of Class of Securities)

Nina Fleck

General Counsel and Compliance Officer

Immedica Pharma AB

Solnavägen 3H

113 63 Stockholm

Sweden

+46 (0)8 533 39 500

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Wim De Vlieger, Esq.
Ryan Murr, Esq.
Branden Berns, Esq.

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

(415) 393-8200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Marinus Pharmaceuticals, Inc. (“Marinus”) by Matador Subsidiary, Inc. (“Purchaser”), a wholly owned subsidiary of Immedica Pharma AB (“Immedica”), to be commenced pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 29, 2024, by and among Marinus, Purchaser and Immedica, pursuant to which, following the consummation of the Offer, Marinus will merge with and into Purchaser with Marinus continuing on as the surviving corporation and a wholly-owned subsidiary of Immedica (the “Merger”).

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by Marinus on December 30, 2024 (including all exhibits attached thereto) is incorporated herein by reference.

Important Information About the Offer

The Offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Marinus or any other securities, nor is it a substitute for the Offer materials described herein. At the time the planned Offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Immedica and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Marinus with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other Offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885 (toll free) or by email at tenderoffer@mackenziepartners.com. In addition, Marinus files annual, quarterly and current reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Marinus may be obtained at no charge on Marinus’ internet website at ir.marinuspharma.com/investors/ or by contacting Marinus’ investor relations by email at investors@marinuspharama.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements, including, but not limited to, statements regarding the potential benefits of the proposed transaction and the timing of the closing of the proposed transaction; filings and approvals relating to the transaction; the ability to complete the transaction, including the parties’ ability to satisfy the various offer and closing conditions; any potential strategic benefits, synergies or opportunities expected as a result of the proposed transaction; and any assumptions underlying any of the foregoing. These forward-looking statements generally are identified by the words “believe,” “can,” “could,” “seek,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “might,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, many of which are outside of Marinus’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the Offer and Merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to how many of Marinus’s stockholders will tender their stock in the Offer; the possibility that various offer and/or closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Marinus to pay a termination fee of $1,292,345.00; the possibility that competing offers will be made; the effect of the announcement or pendency of the proposed transaction on Marinus’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from Marinus’s ongoing business operations; the risk of litigation and/or regulatory actions related to the proposed acquisition, including the risk that such litigation or actions may result in significant costs of defense, indemnification and liability; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; risks related to any cost reduction or restructuring measures; the successful integration of Marinus into Immedica subsequent to the closing of the transaction and the timing of such integration; other business effects, including the effects of industry, economic or political conditions outside of Marinus’s control; transaction costs; and other risks and uncertainties detailed from time to time in documents filed with the SEC by Marinus, including Marinus’s current Annual Report on Form 10-K on file with the SEC, Marinus’s subsequent Quarterly Reports on Form 10-Q on file with the SEC, as well as the Schedule 14D-9 to be filed by Marinus and the tender offer documents to be filed by Immedica and the Purchaser. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Marinus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 5, 2024, Marinus’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024 filed with the SEC on May 8, 2024, August 13, 2024 and November 12, 2024, respectively, and in the other documents filed by Marinus from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and Marinus assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Marinus does not give any assurance that Marinus will achieve its expectations.